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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                       APPLIED INTELLIGENCE GROUP, INC.
            (Exact name of registrant as specified in its charter)

              OKLAHOMA                                     73-1247666
       (State of incorporation                          (I.R.S. Employer
          or organization)                             Identification No.)

          13800 BENSON ROAD
          EDMOND, OKLAHOMA                                73013-6417
(Address of principal executive offices)                  (Zip Code)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:  NONE


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                         COMMON STOCK, $.001 PAR VALUE

                   REDEEMABLE COMMON STOCK PURCHASE WARRANTS
           (EACH EXERCISABLE TO PURCHASE ONE SHARE OF COMMON STOCK)


                         Number of pages in sequential numbering system ________

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     Applied Intelligence Group, Inc., an Oklahoma corporation ("Registrant"), pursuant to its Certificate of Incorporation, as amended, is authorized to issue up to 40,000,000 shares of capital stock, consisting of 30,000,000 shares of Common Stock, $.001 par value ("Common Stock"), and 10,000,000 shares of Preferred Stock, $.001 par value ("Preferred Stock").

     The following description of certain matters relating to the Common Stock, Preferred Stock and Redeemable Common Stock Purchase Warrants of Registrant is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation, as amended, Bylaws, as amended, and the Warrant Agreement between Registrant and Liberty Bank and Trust Company of Oklahoma City, N.A., which have been filed as exhibits to Registrant's Registration Statement on Form SB-2 (Registration No. 333-5038-D). See "Item 2--Exhibits."

COMMON STOCK

     The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to the shareholders, subject to any rights that holders of Preferred Stock may have. Holders of Common Stock are entitled to one vote per share on matters voted upon by the shareholders. The Common Stock has no preemptive rights and no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means that holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors subject to election. The Company's amended Certificate of Incorporation provides that the provisions therein related to the staggered or classified Board of Directors, the number of directors, removal of directors, and vacancies on the Board of Directors may be amended, altered, changed or repealed only by the affirmative vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting together as a single class. Furthermore, the amended Certificate of Incorporation provides that the Bylaws may be adopted, amended, altered, changed or repealed by the Board of Directors only by the affirmative vote of the holders of at least two-thirds of the issued and outstanding capital stock having voting power, voting together as a single class. In general and except as described above, a majority vote of shares represented at a meeting of shareholders at which a quorum is present (generally the holders of a majority of the shares entitled to vote, in person or by proxy) is sufficient for all actions that require the vote or concurrence of shareholders.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more series, and the Board of Directors of the Company, without further approval of its shareholders, is authorized to fix the relative rights, preferences, privileges and restrictions applicable to each series of Preferred Stock. Management of the Company believes that having such a class of Preferred Stock provides the Company with greater flexibility in financing, acquisitions and other corporate activities. In the the event of any such issuance of Preferred Stock, the holders of Common Stock will not have any preemptive or similar rights to acquire any of such Preferred Stock.

REDEEMABLE COMMON STOCK PURCHASE WARRANTS

     The Board of Directors of Registrant has authorized for issuance 1,000,000 Redeemable Common Stock Purchase Warrants (the "Warrants"). Each of the Warrants entitles the holder, upon payment of the exercise price of $5.00 per share, to purchase one share of Common Stock. The Warrants are exercisable during the three-year period commencing on the date of first issuance of the Warrants. A holder of the Warrants will only be able to exercise the Warrants held in the event (i) a current prospectus under the Securities Act of 1933, as amended (the "1933 Act") relating to the shares of Common Stock issuable upon exercise of the Warrants is then in effect and (ii) such Common Stock is qualified for sale or exemption from qualification under the applicable securities laws of the states in which the holder resides.

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     The Warrants are subject to redemption by the Company, on not less than 30 nor more than 60 days' written notice, at a price of $.125 per Warrant, if the average closing price per share of the Common Stock is at least $7.00 per share for at least 30 consecutive trading days ending within 20 days on the date on which any one of the holders of the Warrants is mailed written notice of the call for redemption. During the one-year period commencing on the date that any of the Warrants are first issued by the Company, the Warrants may only be redeemed with the consent of the Underwriter. Holders of Warrants will automatically forfeit their rights to purchase the shares of Common Stock issuable upon exercise of such Warrants unless the Warrants are exercised before the close of business on the business day immediately prior to the date set for redemption. All of the outstanding Warrants must be redeemed if any are redeemed. A notice of redemption shall be mailed to each of the registered holders of the Warrants by first class, postage prepaid, within five business days (or such longer period to which the Underwriter may consent) after the date set for redemption, but no earlier than the thirtieth nor late than the sixtieth day before the dated fixed for redemption. The notice of redemption shall specify the redemption price, the date fixed for redemption, the place where the Warrant certificates shall be delivered and the redemption price to be paid, and that the right to exercise the Warrants shall terminate at 5:00 p.m. New York City time on the business day immediately preceding the date fixed for redemption. The Warrants can only be redeemed if, on the date the Warrants are called for redemption, there is an effective registration statement and current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants.

     The Warrants may be exercised upon surrender of the certificate(s) therefor on or prior to 5:00 p.m. New York City time on the expiration date of the Warrants or, if the Warrants are called for redemption, the business day prior to the redemption date, as explained above, at the offices of the Company's warrant agent (the "Warrant Agent") with the "Subscription Form" on the reverse side of the certificate filled out and executed as indicated, accompanied by payment of the full exercise price for the number of Warrants being exercised.

     The Warrants contain provisions that protect the holder thereof against dilution by adjustment of the number of shares of Common Stock or other securities of the Company purchasable upon exercise of the Warrants in certain events, such as stock dividends, stock splits, mergers, sale of substantially all of the Company's assets, and for other extraordinary events.

     The Company is not required to issue fractional shares of Common Stock, and, in lieu thereof, will make a cash payment based upon the current market value of such shares. The holders of the Warrants do not possess any rights as shareholders of the Company unless and until the holders exercise the Warrants and then only as a holder of the Common Stock.

TRANSFER AGENT AND WARRANT AGENT

     Liberty Bank and Trust Company of Oklahoma City, N.A. is the transfer agent for the Common Stock and the Warrant Agent for the Warrants, whose address is 100 Broadway, Oklahoma City, Oklahoma 73102, and mailing address is Post Office Box 25848, Oklahoma City, Oklahoma 73125.

SHAREHOLDER ACTION

     Pursuant to the amended Certificate of Incorporation and the Bylaws of the Company, with respect to any act or action required of or by the holders of Common Stock of the Company, the affirmative vote of the holders of a majority of the issued and outstanding shares of the Common Stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or actions, except as otherwise provided in its Bylaws or in the Certificate of Incorporation or the Oklahoma General Corporation Act. The Certificate of Incorporation of the Company requires the vote of the holders of two-thirds of the issued and outstanding stock of the Company having voting power, voting as a single class, to amend, repeal or adopt any provision inconsistent with the provisions of the Certificate of Incorporation limiting director liability and providing for staggered terms of directors and indemnity of officers, directors, employees and agents of the Company.

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    Pursuant to the Oklahoma General Corporation Act, shareholders may take actions without the holding of a meeting by written consent or consents signed by the holders of a sufficient number of shares to approve the transaction had all of the outstanding shares of the capital stock of the Company entitled to vote thereon been present at a meeting. The Company is required to provide prompt notice of any corporate action taken without a meeting to those shareholders who have not consented in writing to such corporate action. At any time that the Company has 1,000 or more shareholders of record, pursuant to the Oklahoma General Corporation Act, any act or action required of or by the holders of the Company's capital stock entitled to vote thereon may only be taken pursuant to unanimous affirmative written consent of the shareholders.

ANTI-TAKEOVER PROVISIONS

     The Certificate of Incorporation and Bylaws of the Company, as amended, and the Oklahoma General Corporation Act include a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue non-negotiated takeover attempts. The Company believes that the benefits of these provisions outweigh the potential disadvantages of discouraging such proposals because, among other things, negotiation of such proposals might result in an improvement of their terms. The description below related to provisions of the Certificate of Incorporation and the Bylaws of the Company is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation and the Bylaws of the Company. See "Item 2--Exhibits."

CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company's amended Certificate of Incorporation provides that the provisions therein related to the staggered or classified Board of Directors, the number of directors, removal of directors, and vacancies on the Board of Directors may be amended, altered, changed or repealed only by the affirmative vote of the holders of two-thirds of the issued and outstanding stock having voting power, voting together as a single class. Furthermore, the amended Certificate of Incorporation provides that the Bylaws may be adopted, amended, altered, changed or repealed by the Board of Directors only by the affirmative vote of the holders of at least two-thirds of the issued and outstanding capital stock having voting power, voting together as a single class.

     These provisions are intended to make it more difficult for shareholders to circumvent certain other provisions contained in the Company's Certificate of Incorporation and Bylaws, such as the provision that provides for the classification of the Board of Directors. These provisions, however, also make it more difficult for shareholders to amend the Certificate of Incorporation or Bylaws as to certain matters without the approval of the Board of Directors, even if a majority of shareholders deems such amendment to be in the best interests of all shareholders.

CLASSIFIED BOARD OF DIRECTORS

     The Certificate of Incorporation and Bylaws, as amended, of the Company provide that the Board of Directors shall be comprised of three classes of directors, each class constituting approximately one-third of the total number of directors with each class serving staggered three-year terms. The classification of the directors makes it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified board of directors will help ensure continuity and stability of the Company's management and policies.

     The classification provisions may also have the effect of discouraging a third-party from accumulating large blocks of the Common Stock of the Company or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, assuming development of a market for the Common Stock following completion of this offering, shareholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

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NUMBER OF DIRECTORS; REMOVAL; FILLING VACANCIES

     The amended Certificate of Incorporation of the Company provides that the number of directors shall be fixed by the Board of Directors, but shall not be less than one nor more than fifteen. The Company's amended Bylaws provide that the number of directors will be fixed by the Board of Directors within the limits mention above. The Board of Directors has fixed the number of directors at five. The amended Certificate of Incorporation provides that any vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of the directors in office, though less than a quorum, or by the sole remaining director. Furthermore, any reduction in the number of directors shall not have the effect of removing any director prior to the expiration of such director's term.

     The Bylaws also provide that directors may only be removed by the shareholders for cause by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Company then entitled to vote generally in the election of directors, voting together as a single class.

PREFERRED STOCK

     The Certificate of Incorporation of the Company authorizes the issuance of Preferred Stock in classes, and the Board of Directors of the Company to set and determine the voting rights, redemption rights, conversion rights and other rights relating to each such class of Preferred Stock. In some circumstances, the Preferred Stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

OKLAHOMA ANTI-TAKEOVER STATUTES

     Upon completion of this offering, the Company will be subject to Section 1090.3 and Sections 1145 through 1155 of the Oklahoma General Corporation Act.

     Subject to certain exceptions, Section 1090.3 of the Oklahoma General Corporation Act prohibits a publicly-held Oklahoma corporation from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which such person became an interested shareholder, unless the interested shareholder attained such status with approval of the board of directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales, and other transactions resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within the past three years did own, 15 percent or more of the corporation's voting stock.

     In general, Sections 1145 through 1155 of the Oklahoma General Corporation Act provide that shares ("interested shares") of voting stock acquired (within the meaning of a "control share acquisition") become nonvoting stock for a period of three years following such control share acquisition, unless a majority of the holders of non-interested shares approve a resolution reinstating the interested shares with the same voting rights that such shares had before such interested shares became control shares. Any person ("acquiring person") who proposes to make a control share acquisition may, at the person's election, and any acquiring person who has made a control share acquisition is required to, deliver an acquiring person statement to the corporation disclosing certain prescribed information regarding the acquisition. The corporation is required to present to the next annual meeting of the shareholders the reinstatement of voting rights with respect to the control shares that resulted in the control share acquisition, unless the acquiring person requests a special meeting of shareholders for such purpose and undertakes to pay the costs and expenses of such special meeting. In the event voting rights of control shares acquired in a control share acquisition are reinstated in full and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the corporation have dissenters' rights entitling them to receive the fair value of their shares which will not be less than the highest price paid per share by the acquiring person in the control share acquisition.

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     A "control share acquisition" includes the acquisition by any person
(including persons acting as a group) of ownership of, or the power to direct the exercise of voting power with respect to, control shares (generally shares having more than 20 percent of all voting power in the election of directors of a publicly held corporation), subject to certain exceptions including (i) an acquisition pursuant to an agreement of merger, consolidation, or share acquisition to which the corporation is a party and is effected in compliance with certain Sections of the Oklahoma General Corporation Act, (ii) an acquisition by a person of additional shares within the range of voting power for which such person has received approval pursuant to a resolution by the majority of the holders of non-interested shares, (iii) an increase in voting power resulting from any action taken by the corporation, provided the person whose voting power is thereby affected is not an affiliate of the corporation,
(iv) an acquisition pursuant to proxy solicitation under and in accordance with the Securities Exchange Act of 1934, as amended, or the laws of Oklahoma, and
(v) an acquisition from any person whose previous acquisition of shares did not constitute a control share acquisition, provided the acquisition does not result in the acquiring person holding voting power within a higher range of voting power than that of the person from whom the control shares were acquired.

     The anti-takeover provisions of the Oklahoma General Corporation Act may have the effect of discouraging a third party from acquiring large blocks of the Common Stock of the Company within a short period or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders.

ITEM 2.  EXHIBITS


         1.1 Copy of certificate of Common Stock of Registrant is incorporated by reference to Exhibit 4.1 of the Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-5038-D) filed with the Central Regional Office of the Commission on August 26, 1996.


         1.2 Copy of certificate of the Redeemable Common Stock Purchase Warrants of Registrant is incorporated by reference to Exhibit 4.4 of the Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-5038-D) filed with the Central Regional Office of the Commission on August 26, 1996.


         2.1 Certificate of Incorporation of Registrant is incorporated by reference to Exhibit 3.1 of the Registration Statement on Form SB-2 (Registration No. 333-5038-D) filed with the Central Regional Officer of the Commission on June 13, 1996.


         2.2 Bylaws of Registrant (as amended and restated) are incorporated by reference to Exhibit 3.2 of the Registration Statement on Form SB-2 (Registration No. 333-5038-D) filed with the Central Regional Officer of the Commission on June 13, 1996.

         2.3 The Warrant Agreement between the Registrant and Liberty Bank and Trust Company of Oklahoma City, N.A. is incorporated by reference to Exhibit 4.3 of the Amendment No. 1 to the Registration Statement on Form SB-2 (Registration No. 333-5038-D) filed with the Central Regional Office of the Commission on August 26, 1996.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, on this 12th day of November, 1996.


                               APPLIED INTELLIGENCE GROUP, INC.


                               By: /S/ JOHN M. DUCK
                                  ----------------------------------------

                                       John M. Duck, Vice President &
                                        Chief Financial Officer

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